Exhibit 15.8

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

May 30, 2017

Vedanta Limited

DLF Atria, Phase 2, Jacaranda Marg

DLF City, Gurgaon, Haryana – 122002

India

Ladies and Gentlemen:

Pursuant to your request, we have conducted a reserves evaluation of the net proved oil, condensate, and sales gas reserves, as of March 31, 2017, of certain selected properties in India in which Cairn India Limited (Cairn) has represented that it owns an interest. This evaluation was completed on May 5, 2017. Cairn has represented that these properties account for 100 percent on a net equivalent barrel basis of Cairn’s net proved reserves as of March 31, 2017. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Cairn. This report has been prepared at the request of Vedanta Limited. Vedanta Limited has represented that it is the parent company and 59.9-percent owner of Cairn.

Reserves estimates included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after March 31, 2017. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Cairn after deducting all interests owned by others.

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Certain properties in which Cairn has represented that it owns an interest are subject to the terms of various production sharing agreements. The terms of these agreements generally allow for working interest participants to be reimbursed for portions of capital costs and operating expenses and to share in the profits. The reimbursements and profit proceeds are converted to a barrel of oil equivalent or standard cubic foot of gas equivalent by dividing by product prices to estimate the “entitlement reserves.” These entitlement reserves are equivalent in principle to net reserves and are used to calculate an equivalent net share, termed an “entitlement interest.” In this report, Cairn’s net reserves or interest for certain properties subject to these agreements is the entitlement based on Cairn’s working interest.

Estimates of oil, condensate, and gas reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Data used in this evaluation were obtained from reviews with Cairn personnel, from Cairn files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Cairn with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. A field examination of the properties was not considered necessary for the purposes of this report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007).” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by Cairn, and the analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

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When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Structure and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation. When adequate data were available and when circumstances justified, material-balance and other engineering methods were used to estimate OOIP or OGIP.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP or OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories. When applicable, material-balance and other engineering methods were used to estimate recovery factors. In such cases, an analysis of reservoir performance, including production rate, reservoir pressure, and gas-oil ratio behavior, was used in the estimation of reserves.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. In the analyses of production-decline curves, reserves were estimated only to the limits of economic production or to the limit of the production sharing contracts, whichever occurs first.

Gas quantities estimated herein are expressed as sales gas. Sales gas is defined as that portion of the total gas to be delivered into a gas pipeline for sale after separation, processing, fuel use, and flare. Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and a pressure base of 14.7 pounds per square inch absolute. Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation. Oil and condensate reserves estimates included in this report are expressed in terms of barrels representing 42 United States gallons per barrel. For reporting purposes, oil and condensate reserves have been estimated separately and are presented herein as a summed quantity.

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Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

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(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

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Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Primary Economic Assumptions

The following economic assumptions were used for estimating existing and future prices and costs, expressed in United States dollars (U.S.$):

Oil and Condensate Prices

Cairn has represented that the oil and condensate prices were based on a 12-month average price, calculated as the unweighted average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. All oil and condensate estimated herein is sold under contractual agreements. The volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$43.50 per barrel for oil and condensate, based on a 12-month average Brent reference price of U.S.$48.66 per barrel. Cairn supplied differentials by field to the Brent reference price, and these prices were held constant for the lives of the properties.

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Gas Prices

Cairn has represented that the gas prices are defined by contractual agreements based on specific market conditions. The volume-weighted average adjusted product price attributable to estimated proved reserves was U.S.$7.38 per thousand cubic feet. The average contract prices for each contract area were held constant for the lives of the properties.

Operating Expenses, Capital Costs, and Abandonment Costs

Estimates of future operating expenses, capital costs, and abandonment costs were based on information provided by Cairn. This information included historical costs as well as operating expense and capital cost estimates for future development. Estimates of future operating expenses and capital costs, either higher or lower than the Cairn development plan estimates, may have been made in order to conform to the respective reserves cases. Abandonment costs estimates were provided by Cairn for each field or contract area and were included as capital costs through escrow payments over the life of the remaining reserves. Estimates of capital costs and abandonment costs, provided by Cairn, have been considered in determining the economic viability of the undeveloped reserves summarized herein. Operating costs, capital costs, and abandonment costs were not escalated for inflation.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and petroleum reserves, we are not aware of any such governmental actions which would restrict the recovery of the March 31, 2017, estimated proved oil, condensate, and gas reserves.

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Our estimates of Cairn’s net proved reserves attributable to the reviewed properties were based on the definition of proved reserves of the SEC and are summarized as follows, expressed in millions of barrels (MMbbl), billions of cubic feet (Bcf), and millions of barrels of oil equivalent (MMboe):

	Estimated by DeGolyer and MacNaughton Net Proved Reserves as of March 31,2017
	Oil and Condensate	Sales Gas	Oil Equivalent
	(MMbbl)	(Bcf)	(MMboe)
Proved Developed	57.077	4.760	57.870
Proved Undeveloped	0.480	0.950	0.638

Total Proved	57.557	5.710	58.508

Notes:

1.	Sales gas is converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
2.	Net reserves include the 40.1-percent minority share not owned by Vedanta Limited.

In our opinion, the information relating to estimated proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the Securities and Exchange Commission; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

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DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Vedanta Limited or Cairn. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Vedanta Limited. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted,

DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716

Julian P. Garcia, P.E. Vice President DeGolyer and MacNaughton

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CERTIFICATE of QUALIFICATION

I, Julian P. Garcia, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A, hereby certify:

1.	That I am a Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Vedanta Limited dated May 30, 2017, and that I, as Vice President, was responsible for the preparation of this letter report.

2.	That I attended Texas A&M University, and that I graduated with a Bachelor of Science degree in 1982 and a Master of Science degree in 1988 in Petroleum Engineering; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers; and that I have in excess of 34 years of experience in oil and gas reservoir studies and reserves evaluations.

Julian P. Garcia, P.E.
Vice President
DeGolyer and MacNaughton